Filed pursuant to Rule 424(b)(3)
Registration No. 333- 210387

PROSPECTUS SUPPLEMENT NO. 3

4,156,757 Shares of Common Stock

of

Guided Therapeutics, Inc.

This prospectus supplement supplements and amends the prospectus dated April 7, 2016, as previously supplemented, which constitutes part of our registration statement on Form S-1 (No. 333-210387) relating to up to 4,156,757 shares of our common stock. This prospectus supplement includes our current report on Form 8-K filed June 8, 2016. THIS IS NOT A NEW REGISTRATION OF SECURITIES.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the “Risk Factors” section beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 8, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  June 5, 2016

GUIDED THERAPEUTICS, INC.

 (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	0-22179 (Commission File Number)	58-2029543 (IRS Employer Identification No.)

5835 Peachtree Corners East, Suite D Norcross, Georgia (Address of principal executive offices)		30092 (Zip Code)

Registrant’s telephone number, including area code: (770) 242-8723

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.           Entry into a Material Definitive Agreement.

On June 5, 2016, the Company entered into a license agreement with Shenghuo Medical, LLC (“Shenghuo”) pursuant to which the Company granted Shenghuo an exclusive license to manufacture, sell and distribute the Company’s LuViva Advanced Cervical Cancer device and related disposables in Taiwan, Brunei Darussalam, Cambodia, Laos, Myanmar, Philippines, Singapore, Thailand, and Vietnam. Shenghuo currently is the Company’s exclusive distributor in China, Macau and Hong Kong, and the license will extend to manufacturing in those countries as well.

Under the terms of the license agreement, once Shenghuo is capable of manufacturing LuViva in accordance with ISO 13485 for medical devices, Shenghuo will pay a royalty to the Company equal to $2.00 or 20% of the distributor price (subject to a discount under certain circumstances), whichever is higher, per disposable distributed within Shenghuo’s exclusive territories.

In connection with the license grant, Shenghuo will underwrite the cost of securing approval of LuViva with Chinese Food and Drug Administration. At its option, Shenghuo also will provide up to $1.0 million in furtherance of the Company’s efforts to secure regulatory approval for LuViva from the U.S. Food and Drug Administration. If Shenghou does provide the $1.0 million in funding for U.S. FDA regulatory approval, then it has the right to receive payments equal to 2% of the Company’s future sales in the United States, up to an aggregate of $4.0 million.

Pursuant to the license agreement, Shenghuo has the option, after the Company’s next annual meeting of stockholders, to have a designee appointed to the Company’s board of directors.

As partial consideration for, and as a condition to, the license, and to further align the strategic interests of the parties, the Company agreed to issue a convertible note to Shenghuo, in exchange for an aggregate cash investment of $200,000. The note will provide for a payment to Shenghuo of $240,000, due upon consummation of any capital raising transaction by the Company within 90 days and with net cash proceeds of at least $1.0 million. Absent such a transaction, the payment will increase to $300,000 and will be payable by December 31, 2016. The note will accrue interest at 20% per year on any unpaid amounts due after that date. The note will be convertible into shares of the Company’s common stock at a conversion price per share of $0.017, subject to customary anti-dilution adjustment. The note will be unsecured, and is expected to provide for customary events of default. The Company will also issue Shenghuo a five-year warrant exercisable immediately for 13.8 million shares of common stock at an exercise price equal to the conversion price of the note, subject to customary anti-dilution adjustment.

The above description is qualified in its entirety by reference to the license agreement, attached as Exhibit 10.1 to this current report and incorporated herein by reference. A press release further describing the transaction is attached at Exhibit 99.1 and is incorporated herein by reference.

This current report on Form 8-K is neither an offer to sell nor the solicitation of an offer to buy any securities. The securities described above have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

Item 2.03           Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under Item 1.01 is incorporated by reference into this Item 2.03.

Item 3.02           Unregistered Sales of Equity Securities

The information set forth under Item 1.01 is incorporated by reference into this Item 3.02. The issuance of the securities described under Item 1.01 pursuant to the license agreement has been conducted as a private placement to “accredited investors” (as that term is defined under Rule 501 of Regulation D), and is exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

Item 9.01           Financial Statements and Exhibits

(d)           Exhibits.

Exhibit Number	Description
10.1 99.1	License Agreement, dated June 5, 2016, between the Company and Shenghuo Medical, LLC Press release dated June 7, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GUIDED THERAPEUTICS, INC.

By: /s/ Gene S. Cartwright
Name: Gene S. Cartwright, Ph.D.
Title: President and Chief Executive Officer
Date: June 8, 2016

EXHIBIT INDEX

Exhibit Number	Description
10.1 99.1	License Agreement, dated June 5, 2016, between the Company and Shenghuo Medical, LLC Press release dated June 7, 2016